NANOSCIENCE TECHNOLOGIES, INC.
                      45 ROCKEFELLER PLAZA, SUITE 2000 #43
                            NEW YORK, NEW YORK 10111

                                December 20, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC  20549
Attn: John Reynolds, Assistant Director

         RE: NANOSCIENCE TECHNOLOGIES, INC. REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 000-26067)

Ladies and Gentlemen:

         Due to the termination of our Standby Equity Distribution Agreement with Cornell Capital Partners, LP, Nanoscience Technologies, Inc. (the "Registrant") hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form SB-2 (File No. 000-26067) filed with the Commission on July 28, 2005. No securities have been offered or sold pursuant to the Registration Statement.

         Please advise the undersigned at telephone no. (925) 930-0100, fax no.
(925) 930-6338 and our counsel, Scott Rapfogel of Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, NY 10022, telephone no. (212) 400-6900, fax no. (212) 400-6901, of the effectiveness of the order granting the withdrawal of the Registration Statement.


                                          Very truly yours,
                                          Nanoscience Technologies, Inc.

                                          /s/ David Rector
                                          -------------------------------
                                          By:     David Rector
                                          Title:  Chief Operating Officer